Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Churchill Tax-Free
Fund of Kentucky (the "Fund") was held on April 29, 2011.
The holders of shares representing 88% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders
(the resulting votes are presented below).

1.     To elect Trustees.

	Dollar Amount of Votes:

	Trustee			For			Withheld
	Thomas A. Christopher	$205,781,590	$1,872,561
	David A. Duffy		$205,220,185	$2,433,955
	Diana P. Herrmann		$205,751,210	$1,902,941
	Theodore T. Mason		$205,406,425	$2,247,715
	Anne J. Mills		$205,354,195	$2,299,946
	John J. Partridge		$205,396,933	$2,257,207
	James R. Ramsey		$203,943,441	$3,710,700
	Laureen L. White		$205,305,621	$2,348,519

2.  To ratify the selection of Tait Weller & Baker LLP as the
 Fund's independent registered accounting firm.


	For			Against		Abstain
	$205,292,311	$1,257,315		$1,104,514